UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Announcement of Tender Offer by Compañía de Minas Buenaventura S.A.A. for Any and All of its 2026 Notes

Lima, January 23, 2025 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN) announced today that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding 5.500% Senior Notes due 2026 (the “Notes”).

The following table sets forth the material pricing terms of the Tender Offer:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Purchase Price(1)
5.500% Senior Notes due 2026	144A: 20448 AA2 / US20448AA22 Regulation S: P6680P AA9 / USP6680PAA95	US$550,000,000	US$1,000

(1)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered and accepted for purchase. In addition, accrued interest up to, but excluding, the settlement date (“Accrued Interest”) will be paid.

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on January 29, 2025, unless extended or earlier terminated as described in this press release (such time and date, as may be extended or terminated earlier, the “Expiration Time”). Holders of Notes who (i) validly tender their Notes, at or prior to the Expiration Time, and not validly withdraw their Notes, at or prior to 5:00 p.m., New York City time, on January 29, 2025 (the “Withdrawal Deadline”), unless the Expiration Time is extended or earlier terminated, or (ii) (a) deliver a properly completed and duly executed notice of guaranteed delivery (as it may be amended or supplemented, the “Notice of Guaranteed Delivery”), at or prior to the Expiration Time and (b) validly tender their notes at or prior to 5:00 p.m. New York City time, on January 31, 2025, the second business day after the scheduled Expiration Time (the “Guaranteed Delivery Expiration Time”) using the guaranteed delivery procedures described in the Offer to Purchase (as defined below), to be eligible to receive the purchase price set forth in the table above for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, plus Accrued Interest. Validly tendered Notes may be validly withdrawn at any time at or prior to the Withdrawal Deadline, unless extended or earlier terminated as described below, but not thereafter.

Buenaventura’s obligation to purchase Notes validly tendered pursuant to the Tender Offer is subject to the satisfaction of certain conditions set forth in the Offer to Purchase, dated January 23, 2025 (the “Offer to Purchase”), including but not limited to the completion of a new notes offering, which will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “New Notes Offering”), such that Buenaventura receives sufficient funds from such offering to meet its obligations in connection with the Tender Offer. No assurance can be given that the New Notes Offering will be priced or settled successfully. However, the Tender Offer is not contingent upon the tender of any minimum principal amount of Notes being tendered. Buenaventura expressly reserves the right, in its sole discretion and subject to applicable law, to (i) extend the Expiration Time to later dates and times, (ii) waive any or all conditions to the Tender Offer or (iii) terminate or otherwise amend the Tender Offer to the extent any or all conditions to the Tender Offer are not satisfied. If the Tender Offer is terminated, withdrawn, or otherwise not consummated at any time, Notes tendered will be promptly returned to the tendering holders without compensation or cost to such holders and will remain outstanding.

Buenaventura and its affiliates reserve the absolute right, in their sole discretion, from time to time to redeem or purchase any Notes that remain outstanding after the Expiration Time through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Tender Offer.

Settlement of the Tender Offer is expected to occur on the fourth business day following the Expiration Time, unless the Tender Offer is terminated prior to such date. Tendered Notes may be withdrawn at any time at or prior to the earlier of the Withdrawal Deadline and, in the event that the Tender Offer is extended, the tenth business day after commencement of the Tender Offer. Tendered Notes may be withdrawn at any time after the 60th business day after commencement of the Tender Offer if for any reason the Tender Offer has not been consummated within 60 business days after commencement.

Upon the terms and subject to the conditions of the Tender Offer set forth in the Offer to Purchase, all Notes validly tendered and not validly withdrawn or with respect to which a properly completed and duly executed Notice of Guaranteed Delivery (as described in the Offer to Purchase) is delivered at or prior to the Expiration Time, as applicable, will be accepted for purchase. The complete terms and conditions of the Tender Offer are described in the Offer to Purchase and the Notice of Guaranteed Delivery, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer, at www.dfking.com/buenaventura, by telephone at +1 (800) 370-1749 (U.S. toll free) or +1 (212) 269-5550 (collect), or by email to buenaventura@dfking.com.

Buenaventura has engaged Banco BTG Pactual S.A. – Cayman Branch and J.P. Morgan Securities LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Banco BTG Pactual S.A. – Cayman Branch, at +1 (212) 293-4600 (collect) and J.P. Morgan Securities LLC, at +1 (212) 834-7279 (collect) or +1 (866) 846-2874 (toll Free).

Disclaimer

None of Buenaventura, the Tender Agent and Information Agent, the Dealer Managers or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any Notes and, if so, the principal amount of Notes to tender. Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes whether such intermediary would require receipt of instructions to participate in, or (in the limited circumstances in which withdrawal is permitted) withdraw their instruction to participate in, the Tender Offer before the deadlines set out above. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Buenaventura by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 23, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer